SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.                  Description

Exhibit No. 1                Holding(s) in Company released on 10 May 2005
Exhibit No. 2                Holding(s) in Company released on 10 May 2005
Exhibit No. 3                Holding(s) in Company released on 11 May 2005
Exhibit No. 4                Director Shareholding released on 17 May 2005
Exhibit No. 5                Director Shareholding released on 17 May 2005
Exhibit No. 6                Director Shareholding released on 17 May 2005
Exhibit No. 7                Director Shareholding released on 17 May 2005
Exhibit No. 8                Holding(s) in Company released on 18 May 2005
Exhibit No. 9                Blocklisting Interim Review released on 19 May 2005
Exhibit No. 10               Blocklisting Interim Review released on 19 May 2005
Exhibit No. 11               Blocklisting Interim Review released on 19 May 2005

Exhibit No. 1


                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     DEUTSCHE BANK AG

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2)
     ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

     06 MAY 2005

11)  Date company informed

     10 MAY 2005

12)  Total holding following this notification

      24,769,941

13)  Total percentage holding of issued class following this notification

      3.97%

14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     ASSISTANT COMPANY SECRETARY
     TEL 020 7535 8133


16) Name and signature of authorised company official responsible for making this notification

     Date of Notification .. 10 MAY 2005.......


Letter to Rank Group Plc
Dated 06th May 2005

DISCLOSURE OF INTERESTS IN SHARES

Further to our letter of 04 May 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 624,055,505 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 24,769,941 ordinary shares of Rank Group Plc, amounting to 3.97% Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

Letter from Deutsche Bank AG London

Exhibit No. 2


                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     THE GOLDMAN SACHS GROUP INC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW

5)   Number of shares/amount of stock acquired.


6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

     06 MAY 2005

11)  Date company informed

     10 MAY 2005

12)  Total holding following this notification

     24,185,543

13)  Total percentage holding of issued class following this notification

     3.87%

14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     020 7535 8133

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification ..... 10 MAY 2005 ...................



Letter to Rank Group plc
Dated 6 May 2005


UK COMPANIES ACT 1985 - SECTIONS 198 - Rank Group Plc (the "Company")

This notification relates to issued ordinary shares in the capital of the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 05 May 2005, The Goldman Sachs Group. Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 24,185,543 shares.

Of these 24,185,543 shares:

- The interest in 12,979,786 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

- The interest in 11,205,757 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.


Stuart McLeric
for and on behalf of
The Goldman Sachs Group, Inc.

Exhibit No. 3


                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FMR CORP
FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE
AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

ORDINARY SHARES

10)  Date of transaction

11 MAY 2005

11)  Date company informed

10 MAY 05

12)  Total holding following this notification

75,104,213

13)  Total percentage holding of issued class following this notification

12.03%

14)  Any additional information



15)  Name of contact and telephone number for queries

CLARE DUFFILL
020 7706 1111

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification ......   11 MAY 2005  ..................

Letter to Rank Group Plc

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for Investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

From Fidelity

Amendment 18
NOTIFICATIONS UNDER SECTIONS 198 TO 205 - - U.K, COMPANIES ACT

1. Company in which shares are held:     Rank Group Plc

2. Notifiable Interest:                  Ordinary Shares

     (A)  FMR Corp.
          82 Devonshire Street Boston, MA 02109

          Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings),

     (B)  Fidelity International Limited (FIL)
          P.O, Box HM 670 Hamilton HMCX, Bermuda

          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

          Mr. Edward C. Johnson 3d 82 Devonshire Street
          Boston, MA O2109

          A principal shareholder of FMR Corp. and Fidelity International
          Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (l)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp, and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward
   C. Johnson ad act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.



Rani Jandu
Regulatory Reporting Manager, FIL - Investment Compliance
Duly authorized under Powers of Attorney dated August 25,2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.


Schedule A
Security: Rank Group PLC

     SHARES HELD      MANAGEMENT  NOMINEE/REGISTERED NAME
                      COMPANY
         22,900       FIA(K)L
      2,115,408       FII         BANK OF NEW YORK EUROPE LDN Total
      1,772,300       FII         JP MORGAN, BOURNEMOUTH Total
        568,000       FIL         BANK OF NEW YORK BRUSSELS Total
        662,383       FIL         BROWN BROS HARRIMN LTD LUX Total
        543,600       FIL         JP MORGAN, BOURNEMOUTH Total
        594,400       FIL         NATIONAL ASTL BK MELBOURNE Total
        250,400       FIL         NORTHERN TRUST LONDON Total
        218,740       FIL         STATE STR BK AND TR CO LNDN (S Total
     35,894,485       FISL        JP MORGAN, BOURNEMOUTH Total
         26,200       FMRCO       BROWN BROTHERS HARRIMAN AND CO Total
      7,449,473       FMRCO       JPMORGAN CHASE BANK Total
        191,400       FMRCO       NORTHERN TRUST LONDON Total
      2,067,027       FMRCO       STATE STREET BANK AND TR CO Total
        265,500       FMTC        BANK OF NEW YORK Total
        879,500       FMTC        BROWN BROTHERS HARRIMAN AND CO Total
        312,900       FMTC        JPMORGAN CHASE BANK Total
        397,100       FMTC        NORTHERN TRUST CO Total
      1,157,593       FMTC        STATE STREET BANK AND TR CO Total
      2,660,000       FPM         BANK OF NEW YORK BRUSSELS Total
        553,200       FPM         BANKERS TRUST LONDON Total
         19,300       FPM         CHASE MANHATTAN LONDON Total
        138,000       FPM         CHASE MANHTTN BK AG FRNKFRT (S Total
        515,900       FPM         CITIBANK LONDON Total
        232,600       FPM         CLYDESDALE BANK PLC Total
         16,500       FPM         DEXIA PRIVATBANK Total
        696,000       FPM         HSBC BANK PLC Total
      3,264,430       FPM         JP MORGAN, BOURNEMOUTH Total
         76,800       FPM         JPMORGAN CHASE BANK Total
      1,543,827       FPM         MELLON BANK Total
        279,300       FPM         MIDLAND SECURITIES SERVICES Total
         44,300       FPM         NORDEA BANK AB Total
      5,748,357       FPM         NORTHERN TRUST LONDON Total
      3,926,990       FPM         STATE STR BK AND TR CO LNDN (S Total
     75,104,213                   Grand Total Ordinary Shares


Current ownership percentage:              12.03%
Shares in Issue:                           624,371,011
Change in holdings since last filing:      +1,182,630 ordinary shares

Exhibit No. 4


                                     SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF DIRECTOR

     JOHN SUNDERLAND

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     ACQUISITION OF SHARES

7)   Number of shares/amount of
     stock acquired

     551

8)   Percentage of issued Class

     NOT SIGNIFICANT

9)   Number of shares/amount
     of stock disposed

     -

10)  Percentage of issued Class

     -

11)  Class of security

     ORDINARY SHARES

12)  Price per share

     253.00P

13)  Date of transaction

     17 MAY 2005

14)  Date company informed

     17 MAY 2005

15)  Total holding following this notification

     3,801 SHARES OF 10P EACH

16)  Total percentage holding of issued class following this notification

     NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant

     N/A

18)  Period during which or date on which exercisable

     N/A

19)  Total amount paid (if any) for grant of the option

     N/A

20)  Description of shares or debentures involved: class, number.

     N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A

22) Total number of shares or debentures over which options held following this notification

     N/A

23)  Any additional information

     N/A

24)  Name of contact and telephone number for queries

     CHARLES CORMICK 020 7706 1111

25) Name and signature of authorised company official responsible for making this notification

     Date of Notification     17 MAY 2005

Exhibit No. 5


                                 SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF DIRECTOR

     RICHARD GREENHALGH


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     DIRECTOR


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     ACQUISITION OF SHARES


7)   Number of shares/amount of
     stock acquired

     714


8)   Percentage of issued Class

     NOT SIGNIFICANT


9)   Number of shares/amount
     of stock disposed

     -


10)  Percentage of issued Class

     -


11)  Class of security

     ORDINARY SHARES


12)  Price per share

     253.00P


13)  Date of transaction

     17 MAY 2005


14)  Date company informed

     17 MAY 2005


15)  Total holding following this notification

     2,161 SHARES OF 10P EACH


16)  Total percentage holding of issued class following this notification

     NOT SIGNIFICANT


     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant

     N/A


18)  Period during which or date on which exercisable

     N/A


19)  Total amount paid (if any) for grant of the option

     N/A


20)  Description of shares or debentures involved: class, number.

     N/A


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A


22) Total number of shares or debentures over which options held following this notification

     N/A


23)  Any additional information

     N/A


24)  Name of contact and telephone number for queries

     CHARLES CORMICK  020 7706 1111


25) Name and signature of authorised company official responsible for making this notification

     CHARLES CORMICK


     Date of Notification     17 MAY 2005

Exhibit No. 6


                                     SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF DIRECTOR

     BRENDAN O'NEILL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     ACQUISITION OF SHARES

7)   Number of shares/amount of
     stock acquired

    680

8)   Percentage of issued Class

     NOT SIGNIFICANT

9)   Number of shares/amount
     of stock disposed

     -

10)  Percentage of issued Class

     -

11)  Class of security

     ORDINARY SHARES

12)  Price per share

     253.00P

13)  Date of transaction

     17 MAY 2005

14)  Date company informed

     17 MAY 2005

15)  Total holding following this notification

     1,702 SHARES OF 10P EACH

16)  Total percentage holding of issued class following this notification

     NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant

     N/A

18)  Period during which or date on which exercisable

     N/A

19)  Total amount paid (if any) for grant of the option

     N/A

20)  Description of shares or debentures involved: class, number.

     N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     N/A

22) Total number of shares or debentures over which options held following this notification

     N/A

23)  Any additional information

     N/A

24)  Name of contact and telephone number for queries

     CHARLES CORMICK 020 7706 1111

25) Name and signature of authorised company official responsible for making this notification

     Date of Notification     17 MAY 2005

Exhibit No. 7


                                     SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF DIRECTOR

     OLIVER STOCKEN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

      DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     ACQUISITION OF SHARES

7)   Number of shares/amount of
     stock acquired

     500

8)   Percentage of issued Class

      NOT SIGNIFICANT

9)   Number of shares/amount
     of stock disposed

      -

10)  Percentage of issued Class

      -

11)  Class of security

     ORDINARY SHARES

12)  Price per share

     253.00P

13)  Date of transaction

      17 MAY 2005

14)  Date company informed

      17 MAY 2005

15)  Total holding following this notification

      43,688 SHARES OF
      10P EACH

16)  Total percentage holding of issued class following this notification

      NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant

      N/A

18)  Period during which or date on which exercisable

      N/A

19)  Total amount paid (if any) for grant of the option

      N/A

20)  Description of shares or debentures involved: class, number.

      N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

      N/A

22) Total number of shares or debentures over which options held following this notification

      N/A

23)  Any additional information

     N/A

24)  Name of contact and telephone number for queries

     CHARLES CORMICK  020 7706 1111

25) Name and signature of authorised company official responsible for making this notification

     Date of Notification    17 MAY 2005

Exhibit No. 8


                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE BELOW


5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class



7)   Number of shares/amount of stock disposed



8)   Percentage of issued Class



9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     18 MAY 2005


11)  Date company informed

     17 MAY 2005


12)  Total holding following this notification

     74,549,613


13)  Total percentage holding of issued class following this notification

     11.94%


14)  Any additional information




15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     020 7706 1111



16) Name and signature of authorised company official responsible for making this notification


     Date of Notification     18 MAY 2005

Amendment 19

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held:     Rank Group Plc

2. Notifiable Interest:                  Ordinary Shares

(A)   FMR Corp.
      82 Devonshire Street
      Boston, MA 02109

      Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts, (See Schedule A for listing of Registered Shareholders and their holdings).

(B)   Fidelity International Limited (FIL)
      P.O. Box HM 670
      Hamilton HMCX, Bermuda

      Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd, (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US Investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

      Mr. Edward C, Johnson 3d
      82 Devonshire Street
      Boston, MA 02109

      A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp, and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward
   C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act. namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


SCHEDULE A                                        Amendment 19

Security:  Rank Group Plc

                                             MANAGEMENT
                          SHARES HELD           COMPANY           NOMINEE/REGISTERED NAME

                              22,900           FIA(K)L            STATE STREET HONG KONG Total

                            2,115,408          FII                BANK OF NEW YORK EUROPE LDN Total

                            1,772,300          FII                JP MORGAN, BOURNEMOUTH Total

                              568,000          FIL                BANK OF NEW YORK BRUSSELS Total

                              662,383          FIL                BROWN BROS HARRIMN LTD LUX Total

                              543,600          FIL                JP MORGAN,BOURNEMOUTH Total

                              594,400          FIL                NATIONAL ASTL BK MELBOURNE Total

                              250,400          FIL                NORTHERN TRUST LONDON Total

                              225,740          FIL                STATE STR BK AND TR CO LNDN (S Total

                           35,894,485          FISL               JP MORGAN, BOURNEMOUTH Total

                            7,449,473          FMRCO              JPMORGAN CHASE BANK Total

                              191,400          FMRCO              NORTHERN TRUST LONDON Total

                            2,067,027          FMRCO              STATE STREET BANK AND TR CO Total

                              265,500          FMTC               BANK OF NEW YORK Total

                              905,700          FMTC               BROWN BROTHERS HARRIMAN AND CO Total

                              312,300          FMTC               JPMORGAN CHASE BANK Total

                              397,100          FMTC               NORTHERN TRUST CO Total

                            1,157,593          FMTC               STATE STREET BANK AND TR CO Total

                            2,660,000          FPM                BANK OF NEW YORK BRUSSELS Total

                              553,200          FPM                BANKERS TRUST LONDON Total

                               19,300          FPM                CHASE MANHATTAN LONDON Total

                              136,000          FPM                CHASE MANHTTN BK AG FRNKFRT (S Total

                              515,900          FPM                CITIBANK LONDON Total

                              232,600          FPM                CLYDESDALE BANK PLC Total

                               16,500          FPM                DEXIA PRIVATBANK  Total

                              696,000          FPM                HSBC BANK PLC Total

                            3,257 130          FPM                JP MORGAN, BOURNEMOUTH Total

                               76,800          FPM                JPMORGAN CHASE BANK Total

                            1,543,827          FPM                MELLON BANK Total

                              279,300          FPM                MIDLAND SECURITIES SERVICES Total

                               44,300          FPM                NORDEA BANK AB Total

                            5,735,657          FPM                NORTHERN TRUST LONDON Total

                            3,385,390          FPM                STATE STR BK AND TR CO LNDN (S Total

                           74,549,613                             Grand Total Ordinary Shares


Current ownership percentage:   11.94%

Shares in Issue:           624,371,011

Change in holdings since
last filing:                 (554,600) ordinary shares


Exhibit No. 9


                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:  THE RANK GROUP PLC



2. NAME OF SCHEME:   THE RANK ORGANISATION OVERSEAS EXECUTIVE SHARE OPTION PLAN



3. PERIOD OF RETURN:     FROM:  1 OCTOBER 2004       TO: 31 MARCH 2005



4. NUMBER AND CLASS OF SHARE(S)       1,564,038 ORDINARY SHARES OF 10P EACH
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED      NIL
   UNDER SCHEME DURING PERIOD:



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED    1,564,038 ORDINARY SHARES OF
   AT END OF PERIOD:                               10P EACH



7. NUMBER AND CLASS OF SHARE(S)                ORIGINAL LISTING: 2,000,000
   (AMOUNT OF STOCK/DEBT SECURITIES)           ORDINARY SHARES OF 10P EACH ON
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:9 OCTOBER 1996 (LISTING
                                               REFERENCE A/4064/1996


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

    624,371,011 ORDINARY SHARES OF 10P EACH


CONTACT FOR QUERIES

NAME:            CLARE DUFFILL

TELEPHONE:       020 7535 8133

Exhibit No. 10


                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:     THE RANK GROUP PLC



2. NAME OF SCHEME:      THE RANK ORGANISATION & RANK GROUP EXECUTIVE
                        SHARE OPTION SCHEMES



3. PERIOD OF RETURN:     FROM:  1 OCTOBER 2004          TO:  31 MARCH 2005



4. NUMBER AND CLASS OF SHARE(S)          4,520,594 ORDINARY SHARES OF 10P EACH
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED      791,410 ORDINARY SHARES OF 10P EACH
   UNDER SCHEME DURING PERIOD:



6. BALANCE UNDER SCHEME NOT YET ISSUED/ 3,729,184 ORDINARY SHARES OF 10P EACH ALLOTTED AT END OF PERIOD:



7. NUMBER AND CLASS OF SHARE(S)          ORIGINAL LISTING: 11,000,000 ORDINARY
   (AMOUNT OF STOCK/DEBT SECURITIES)     SHARES OF 10P EACH ON 9 OCTOBER 1996
   ORIGINALLY LISTED AND THE DATE        (LISTING REFERENCE A/4064/1996)
  OF ADMISSION:

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

624,371,011 ORDINARY SHARES OF 10P EACH

CONTACT FOR QUERIES

NAME:           CLARE DUFFILL
TELEPHONE:      020 7535 8133

Exhibit No. 11


                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:

   THE RANK GROUP PLC

2. NAME OF SCHEME:

   THE RANK GROUP SHARE SAVINGS SCHEMES

3. PERIOD OF RETURN:     FROM: 1 OCTOBER 2004      TO: 31 MARCH 2005



4. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:

   1,827,603 ORDINARY SHARES OF 10p EACH

5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:

   71,942 ORDINARY SHARES OF 10p EACH

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:

   1,755,661 ORDINARY SHARES OF 10p EACH

7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:

   ORIGINAL LISTING: 2,000,000 ORDINARY SHARES OF 10p EACH ON 9 OCTOBER 1996 (LISTING REFERENCE A/4064/1996) AND 5,000,000 ORDINARY SHARES OF 10p EACH ON 17 JUNE 2002.

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

624,371,011 ORDINARY SHARES OF 10p EACH

CONTACT FOR QUERIES

NAME:          CLARE DUFFILL
TELEPHONE:     020 7535 8133

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  23 May 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary